Exhibit 99.1

2019-01-31

PRESS RELEASE

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Oasmia Pharmaceutical AB (publ) (”Oasmia” or ”Company” or “Group”) on 18 April 2018 issued a convertible loan with a total nominal amount of MSEK 26. In total circa MSEK 7 of the convertible loan has during January 2019, at the request of convertible loan holders, been converted into shares. As a consequence, the total number of shares and votes in the Company have in January 2019 increased with 1,428,570 shares and votes. The share capital has increased with SEK 142,857.

As of 31 January 2019, the total number of shares and votes in Oasmia are 201,952,111 shares and votes. As per the same date, the share capital is SEK 20,195,211.10.

For more information:

Julian Aleksov, Executive Chairman

Phone: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact person set out above, at 10.05 pm CET on 31 January 2019.